[redacted]

10026873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FO[redacted]
PART III

SEC FILE NUMBER
8- 27970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATE U.S., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Penn Plaza
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James O'Reilly (516) 287-0946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Dr. 9th Floor (Address) Miami (City) Fl (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James O'Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gate U.S., LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/President.

Title

Notary Public

DAWN M FURLANI
Notary Public - State of New York
NO. 01FU6119930
Qualified in Suffolk County
My Commission Expires 12/6/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATE U.S., LLC
(FORMERLY L.J. GOLDSTEIN & COMPANY, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF
GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
GATE U.S., LLC
(Formerly L.J. Goldstein & Company, Inc.)
(A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC)

We have audited the accompanying statement of financial condition of GATE U.S., LLC (the "Company") (formerly L.J. Goldstein & Company, Inc.) (A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC) as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the eighteen month period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GATE U.S., LLC (formerly L.J. Goldstein & Company, Inc.) (A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC) as of December 31, 2009, and the results of its operations and its cash flows for the eighteen month period then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the members' willingness and ability to provide the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP
Miami, Florida
February 16, 2010

GATE U.S., LLC
(FORMERLY L.J. GOLDSTEIN & COMPANY, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF
GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Cash	$	12,502
Prepaid expenses and other assets		1,500
	$	**14,002**
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	5,000
COMMITMENTS AND CONTINGENCIES		
Member's equity		9,002
	$	**14,002**

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(FORMERLY L.J. GOLDSTEIN & COMPANY, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF
GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

STATEMENT OF OPERATIONS
FOR THE EIGHTEEN MONTH PERIOD ENDED DECEMBER 31, 2009

REVENUES:	
Revenue from securities operations	$ 8,728
Other	5,126
TOTAL REVENUES	13,854
OPERATING EXPENSES:	
Professional fees	33,367
Meals and entertainment	3,900
Occupancy	1,800
General and administrative	861
TOTAL OPERATING EXPENSES	39,928
NET LOSS	$ (26,074)

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(FORMERLY L.J. GOLDSTEIN & COMPANY, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF
GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE EIGHTEEN MONTH PERIOD ENDED DECEMBER 31, 2009

	COMMON STOCK	MEMBER'S CAPITAL	ACCUMULATED DEFICIT	MEMBER'S EQUITY
BALANCES, JULY 1, 2008	$ 10,500	$ -	$ 234,412	$ 244,912
NET LOSS	-	-	(26,074)	(26,074)
REORGANIZATION (NOTE 1)	(10,500)	-	(237,533)	(248,033)
MEMBER CONTRIBUTIONS	-	38,197	-	38,197
BALANCES DECEMBER 31, 2009	**$ -**	**$ 38,197**	**$ (29,195)**	**$ 9,002**

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(FORMERLY L.J. GOLDSTEIN & COMPANY, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF
GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

STATEMENT OF CASH FLOWS
FOR THE EIGHTEEN MONTH PERIOD ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (26,074)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities:	
Securities owned	63,227
Prepaid expenses and other assets	(1,500)
Accounts payable and accrued expenses	(84,928)
TOTAL ADJUSTMENTS	(23,201)
NET CASH USED IN OPERATING ACTIVITIES	(49,275)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Reorganization (note 1)	(248,033)
Member contributions	38,197
NET CASH USED IN FINANCING ACTIVITIES	(209,836)
NET DECREASE IN CASH	(259,111)
CASH AT BEGINNING OF PERIOD	271,613
CASH AT END OF PERIOD	**$ 12,502**

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. DESCRIPTION OF BUSINESS

Operations

GATE U.S., LLC (the "Company") was organized in the State of New York on February 3, 2009, with the intent of operating as a broker-dealer of securities. The Company is the successor to L.J. Goldstein & Company, Inc. ("Goldstein), and now operates with the broker dealer license previously held by Goldstein. Pursuant to NASD Rule 1014, on May 18, 2009, the Financial Industry Regulatory Authority ("FINRA") New York District Staff ("Staff") granted the Company's continuing membership application for an ownership change and succession. Consequently, the Company has been continuously registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of FINRA. The Company is a wholly-owned subsidiary of Global Alternative Trading Engine, LLC and has had very few transactions since its organization. The Company expects to expand its operations as a broker-dealer during 2010.

The Company has not generated revenues to maintain its operations and thus is dependent on the Member to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Member has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1. On January 13, 2010, the Company received an additional $100,000 contribution from its Member.

2. SIGNIFICANT ACCOUNTING POLCIES

FASB Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," which establishes the FASB Accounting Standards Codification (the "ASC") as the source of authoritative principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2009, and revenues and expenses during the eighteen month period then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements are presented in United States of America dollars and have been prepared in accordance with GAAP. The accompanying statement of operations includes the operations of L.J. Goldstein and Company, Inc. for the period from July 1, 2008 through February 28, 2009 along with the operations of GATE U.S., LLC for the period from February 28, 2009 through December 31, 2009.

Cash

The Company considers cash to include highly liquid investments with purchased maturities of three months or less.

2. SIGNIFICANT ACCOUNTING POLCIES (CONTINUED)

Clearing Arrangements

As of December 31, 2009, the Company is in the process of finalizing an agreement with a clearing broker to provide execution and clearing services on behalf of its customers on a fully disclosed basis.

Income Taxes

On January 1, 2009, the Company adopted the provisions of an accounting standard, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with existing accounting guidance on income taxes, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties on tax liabilities, if any, would be recorded in operating expenses. No liability for unrecognized tax benefits was recorded as a result of implementing this standard.

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

New Accounting Pronouncements

Subsequent Events

In May 2009, the FASB issued an accounting standard which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The standard was adopted for the period ending December 31, 2009. The Company has evaluated subsequent events through February 16, 2010, which is the date the financial statements were available to be issued.

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an accounting standard that amends existing guidance on the consolidation of variable interest entities ("VIE"). Among other provisions, this standard replaces the quantitative approach for determining the primary beneficiary of a VIE with a qualitative approach and also requires ongoing reassessment of whether an entity is the primary beneficiary of a variable interest entity. The accounting standard is applicable for interim and annual periods beginning after November 15, 2009 with early application prohibited. The Company is currently evaluating the effect the accounting standard will have on its financial statements.

3. NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2009, the Company had net capital of $7,502 which was $2,502 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2009, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.67 to 1.

4. RELATED PARTIES

Expense Sharing

On April 1, 2009, the Company entered into an expense sharing agreement with its Parent, whereby the Parent agreed to pay for certain general overhead expenses of the Company. The Parent is reimbursed certain monthly expenses which include rental fees and utilities expense. For the eighteen month period ended December 31, 2009, the Company reimbursed the Parent approximately $2,250, which is included in operating expenses in the accompanying statement of operations.

5. MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and the member is not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement.

ACCOMPANYING INFORMATION

GATE U.S., LLC
(FORMERLY L.J. GOLDSTEIN & COMPANY, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF
GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

CREDITS	
Member's equity	$ 9,002
DEBITS	
Prepaid expenses and other assets	1,500
NET CAPITAL	7,502
MINIMUM NET CAPITAL REQUIREMENT	
6-2/3% of aggregate indebtedness of $5,000 or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 2,502
EXCESS NET CAPITAL @ 1,000%	$ 7,002
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.67 to 1
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 5,000

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING AS OF DECEMBER 31, 2009

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

GATE U.S., LLC
(FORMERLY L.J. GOLDSTEIN & COMPANY, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF
GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the eighteen month period ended December 31, 2009, the Company did not hold customers' funds or securities.

SCHEDULE IV
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2009

As of December 31, 2009 and during the eighteen month period ended December 31, 2009, the Company did not have any subordinated borrowings.

SUPPLEMENTARY REPORTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
GATE U.S., LLC
(Formerly L.J. Goldstein & Company, Inc.)
(A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC)

In planning and performing our audit of the financial statements and accompanying information of GATE U.S., LLC (the "Company") (Formerly L.J. Goldstein & Company, Inc.) (A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC) as of December 31, 2009 and for the eighteen month period then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP
Miami, Florida
February 16, 2010

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
GATE U.S., LLC
(Formerly L.J. Goldstein & Company, Inc.)
(A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC)

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by GATE U.S., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating GATE U.S., LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). GATE U.S., LLC's management is responsible for the GATE U.S., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
5/4/09	1002	SIPC	$ 150
8/14/09	1005	SIPC	$ 150

2. Compared the total revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2009, less revenues reported on the focus reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T from the period April 1, 2009 to December 31, 2009, noting no differences;
3. Compared clearing charges and interest expense reported in Form SIPC-7T with focus reports, general ledger and financial statements for the period from April 1, 2009 to December 31, 2009, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in focus reports for the period from April 1, 2009 to December 31, 2009 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra, LLP
Miami, Florida
February 16, 2010

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

GATE U.S., LLC
(FORMERLY L.J. GOLDSTEIN & COMPANY, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2009

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS